23003146

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SEC FILE NUMBER
8-66008

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CCG Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 Pennsylvania Avenue
(No. and Street)

McDonough	GA	19020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Ciantro	646-226-9300	phil@wealthspaceadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville and Company
(Name – if individual, state last, first, and middle name)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Carol Shortall, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CCG Securities LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
STACY L. NELSON, Notary Public
Philadelphia County
My Commission Expires November 21, 2026
Commission Number 1195077

Signature: [signature]

Title:
President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Wealth Space Asset Management
formerly, CCG Securities, LLC

December 31, 2022

Financial Statements and Supplemental Information and Report of Independent Registered Public Accounting Firm

Wealth Space Asset Management

Contents

S anville & C ompany
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CCG Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CCG Securities, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had a net capital deficiency at December 31, 2022. New ownership of the Company and management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 2. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplementary information contained in the Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule II, the Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule II, Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3 and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

This is our initial year as Company's auditor.
Abington, Pennsylvania
April 27, 2023

Wealth Space Asset Management
Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	500
Prepaid Expenses		539
Total Assets	$	1,039
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	0
Total Liabilities		0
Member's Equity		1,039
Total Liabilities and Member's Equity	$	1,039

See Accompanying Notes to Financial Statements.

Wealth Space Asset Management
Statement of Operations
Year ended December 31, 2022

Expenses		
Professional fees	$	1,975
Communications		900
Regulatory expenses		561
Total Expenses		3,436
Net Loss	$	(3,436)

See Accompanying Notes to Financial Statements.

Wealth Space Asset Management
Statement of Changes in Member's Equity
Year ended December 31, 2022

Balance at December 31, 2021	$	7,327
Net loss		(3,436)
Member contribution		10,600
Member distributions		(13,452)
Balance at December 31, 2022	$	1,039

See Accompanying Notes to Financial Statements.

Wealth Space Asset Management
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities:		
Net loss	$	(3,436)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid expenses		(539)
Decrease in operating liabilities:		
Accounts payable and accrued expenses		(5,231)
Net cash used in operating activities		(9,206)
Cash flows from financing activities:		
Member distributions		(13,452)
Member contribution		10,600
Net cash used in financing activities		(2,852)
Net decrease in cash		(12,058)
Cash, beginning of year		12,558
Cash, end of year	$	500

See Accompanying Notes to Financial Statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Wealth Space Asset Management, formerly CCG Securities, LLC (the "Company"), was incorporated in the State of California on February 19, 2003. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The nature of the Company's business is to advise (a) business owners with regard to a sale of some or all of their assets, (i.e. sell-side advisory or) (ii) institutional investors (e.g. private equity), with regard to an acquisition of, or investment in, a company or companies or the assets thereof, (i.e. buy-side advisory), together commonly known as mergers & acquisitions, and (b) the private placement of capital as that term is described under the Securities Act, Regulation D (Title 17 of the Code f Federal regulations, Part 230, Sections 501-508) (for purposes hereof, "Reg. D").

The Company was a wholly owned subsidiary of The Commerce & Capital Group, LLC (the "Former Parent"). On October 18, 2021, Spectra Group Holdings LLC and American Global Wealth Services Inc. (the "New Parent") acquired the Company. The application for the change in ownership was submitted to FINRA on December 31, 2021. Final approval and completion of the sale occurred January 6, 2023.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits.

Revenue Recognition

The Financial Accounting Standards Board ("FASB") has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under U.S. GAAP FASB Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606").

Revenue Recognition (continued)

The core principle of ASC 606 is that a company should recognize revenue when it transfers goods or services to customers in amounts that reflect the consideration the Company expects to receive for those goods or services.

ASC 606 prescribes a five-step process to accomplish this core principle, including:
(i) Identification of the contract with the customer;
(ii) Identification of the performance obligations in the contract;
(iii) Determination of the transaction price;
(iv) Allocation of the transaction price to the performance obligations in the contract;
(v) Recognition of revenue when (or as) the performance obligation is satisfied.

The Company provides advisory services in connection with the terms of its contracts with customers. Revenue for advisory arrangements is generally recognized based on the services provided or when the transaction is consummated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (deferred revenue in the statement of financial condition).

During 2022, the Company had no revenue.

Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its member in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies ASC Topic 740, *Income Taxes*. A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact from the overall application of this standard.

Use of Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2. Going Concern, Net Capital Deficiency and Company Records

In connection with the New Parent's ownership and new management of the Company, management has assessed going concern considerations in accordance with ASU- 2014-15, "Disclosures of uncertainties about an entity's ability to continue as a going concern", new ownership and management has determined that the Company has access to funds from the New Parent that are sufficient to fund the working capital and minimum net capital needs of the Company for one year from the date of issuance of these financial statements, and the Parent has committed to such funding.

The New Parent has infused $50,000 on January 26, 2023 and an additional $200,000 on January 31, 2023.

New management has prepared the financial statements based on the limited books and records available to it for the year 2022.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2022, the Company had net capital of $500, which was $4,500 in deficit of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0% at December 31, 2022.

4. Related Parties

The Company shared its office space with the Former Parent and had an expense sharing agreement. The Company allocates a monthly amount of $100 for communication expenses (phone and internet) which is treated as due to Former Parent. In turn, such expenses are paid to vendors directly by the Former Parent. The Company incurred $900 in related party expenses for the year ended December 31, 2022. It is possible that the terms of the related party's transactions are not the same as those that would result from transactions among wholly unrelated parties.

5. Subsequent Event

Other than disclosures in Notes 1 and 2, there are no events of the Company subsequent to December 31, 2022 through April 27, 2023 which is the date the financial statements were issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2022.

SUPPLEMENTARY INFORMATION

Wealth Space Asset Management
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2022

Net Capital		
Total member's equity	$	1,039
Deductions and/or charges:		
Total deductions and/or charges		539
Net Capital	$	500
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	0
Minimum net capital required	$	5,000
Excess net capital	$	(4,500)
Net capital less the greater of 10 percent of total aggregate indebtedness or 120 percent of minimum net capital required	$	0
Percentage of aggregate indebtedness to net capital		0%

There are no material differences in the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A5 Part IIA FOCUS filing as of December 31, 2022.

See Report of Independent Registered Public Accounting Firm.

Wealth Space Asset Management

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2022

The Company's business activities are limited to private placements of securities, engaging in transactions in the secondary market of privately held securities, and investment banking and private capital raising activities and does not hold customer funds or securities. Accordingly, it had no obligation under SEC Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-84 ⑩ • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CCG Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which CCG Securities, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to advisory services in connection with mergers and acquisitions, restructurings, corporate finance, and assisting clients with financing requirements; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. The Company did not transact any securities broker dealer business during the year ended December 31, 2022 based on the records of the Company that were presented and no personnel responsible for monitoring such activity were made available to the new management of the Company which took control January 6, 2023.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's other business activities were limited to advisory services in connection with mergers and acquisitions, restructurings, corporate finance, and assisting clients with financing requirements and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Abington, Pennsylvania
April 27, 2023

Management Report Regarding Exemption from Rule 15c3-3

Wealth Space Asset Managment (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities; (2) engaging in transactions in the secondary market of privately held securities; and (3) investment banking and private capital raising activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company did not transact any securities broker dealer business during the year ended December 31, 2022 based on the records of the Company that were presented and no personal responsible for monitoring such activity were made available to the new management of the Company which took control January 6, 2023.

Wealth Space Asset Management

I, Carol Shortall, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Carol Shortall

Title: President

April 27 ,2023